Exhibit 99.2

Performance-Based Restricted Stock Unit Award Agreement

RESTRICTED STOCK UNIT AWARD AGREEMENT
FOR THE peoples FINANCIAL SERVICES CORP.
2023 Equity INCENTIVE PLAN

(PERFORMANCE-BASED)

This Award Agreement is provided to                     (the “Participant”) by Peoples Financial Services Corp. (the “Company”) as of                       (the “Date of Grant”), the date the Committee awarded the Participant a Performance-Based Restricted Stock Unit Award pursuant to the Peoples Financial Services Corp. 2023 Equity Incentive Plan (the “Plan”), Section 9 of the Plan, and subject to the other applicable terms and conditions of the Plan and this Award Agreement:

1.	Number of Performance-Based Restricted Stock Units (“PRSUs”)	PRSUs, representing the right to receive a number of shares of Common Stock of the Company (“Shares”) equal to or lower than (including zero) the number of PRSUs, subject to the Terms and Conditions attached hereto, and subject to adjustment as may be necessary pursuant to Section 3(c) of the Plan.

2.	Date of Grant:

3.	Vesting Date:

4.	Performance Period:

Unless sooner vested in accordance with Section 4 or Section 5 of the Terms and Conditions or otherwise in the discretion of the Committee, the Award will vest on the Vesting Date in accordance with the Performance Criteria set forth in Section 3 and Exhibit A hereto, provided that the Participant is still employed by or in service with the Company or any of its Subsidiaries.

IN WITNESS WHEREOF, Peoples Financial Services Corp., acting by and through the Committee, has caused this Award Agreement to be executed as of the Date of Grant set forth above.

PEOPLES FINANCIAL SERVICES CORP.

By:
On behalf of the Committee

Accepted by Participant:

Date

TERMS AND CONDITIONS

1.	Grant of PRSU. The Date of Grant and PRSUs granted to you are stated on page 1 of this Award Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Plan.

2.	Restrictions. Your Award is subject to the following restrictions unless and until your Award vests:

(a)	PRSUs may not be sold, transferred, exchanged, assigned, pledged, hypothecated or otherwise encumbered.

(b)	If your employment or service with the Company or any Subsidiary terminates prior to the Vesting Date for any reason other than as set forth in paragraphs (a), (b) or (c) of Section 4 hereof, then you will forfeit all of your rights, title and interest in and to your Award as of the date of termination, and the PRSUs shall automatically revert to the Company under the terms of the Plan. For purposes of this provision, your employment will be deemed to have so terminated if you notify the Company or any Subsidiary prior to the Vesting Date of your intention to voluntarily resign, notwithstanding that the Performance Period may have concluded or that the effective date of your resignation may occur after the Vesting Date.

(c)	Your Award is subject to the Performance Criteria described in Section 3 hereof and set forth in Exhibit A to this Award Agreement.

3.	Performance Criteria. Fifty percent (50%) of your Award is eligible to vest based upon the achievement of pre-determined goals for each of the two Performance Measures set forth in Exhibit A. As soon as practicable following the Performance Period, the Committee will determine the extent to which the Performance Measure goals have been achieved, if at all.

4.	Termination of Employment.

(a)	Retirement. Upon termination of your employment by reason of retirement at any time prior to the Vesting Date, the portion of your Award, if any, that would have vested on the Vesting Date in accordance with Section 3 hereof and Exhibit A herein had you remained employed until such time, multiplied by a fraction, (i) the numerator of which shall be the number of months in the Performance Period that preceded the month of your retirement, and (ii) the denominator of which shall be the number of months in the Performance Period, shall vest on the Vesting Date. Retirement shall mean the termination of employment at age sixty-five (65) or later.

(b)	Disability. Upon termination of your employment by reason of Disability at any time prior to the Vesting Date, the portion of your Award, if any, that would have vested on the Vesting Date in accordance with Section 3 hereof and Exhibit A herein had you remain employed until such time, multiplied by a fraction, (i) the numerator of which shall be the number of months in the Performance Period that preceded the month in which your Disability occurred, and (ii) the denominator of which shall be the number of months in the Performance Period, shall vest on the Vesting Date.

Performance-Based Restricted Stock Unit Award Agreement

(c)	Death. Upon termination of your employment by reason of death, a number of PRSUs equal to the number that would vest upon attainment of Target performance in accordance with Exhibit A, multiplied by a fraction, (i) the numerator of which shall be the number of months in the Performance Period that preceded the month of your death, and (ii) the denominator of which shall be the number of months in the Performance Period, shall vest.

(d)	All Other Terminations. Upon termination of your employment for any reason not described in paragraphs (a), (b), and (c) of Section 4 hereof, you will forfeit your Award in accordance with the terms and conditions set forth in paragraph (b) of Section 2 above.

5.	Change in Control. In the event that a Change in Control is consummated prior to the Vesting Date and provided you remain employed through the date of such Change in Control, a number of PRSUs shall become vested equal to the greater of (i) the number that would vest upon attainment of Target performance in accordance with Exhibit A and (ii) the number that would vest based upon the adjusted pro rata performance of the Company from the beginning of the Performance Period through the date immediately preceding the closing of the Change in Control.

6.	Settlement. As soon as administratively feasible following the end of the Performance Period, a Change in Control or the date of your termination in the event of your termination as described in Section 4(c) hereof (Death), as applicable, and certification by the Committee as to the level of achievement of the Performance Measures, and in no event later than two and a half months after the end of the Performance Period or as applicable, a Change in Control, death or termination of employment, and to the extent the applicable goal(s) are satisfied, the Company will deliver to you or your legal representative the number of Shares underlying the number of PRSUs that have vested, rounded down to the nearest full Share.

7.	No Right of Continued Employment or Service. Nothing in this Award Agreement will interfere with or limit in any way the right of the Company or any Subsidiary to terminate your employment or service at any time, nor confer upon you any right to continue in the employ or service of the Company or any Subsidiary.

8.	Payment of Taxes. No later than the date as of which an amount first becomes includible in your gross income for income tax purposes, you will pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state or local taxes of any kind required by law to be withheld with respect to such amount. The required withholding obligations may be settled with Shares, including Shares that are part of the Award that gives rise to the withholding requirement.

Performance-Based Restricted Stock Unit Award Agreement

9.	Section 280G. If any payment or benefit due under this Award Agreement, together with all other payments and benefits that you receive or are entitled to receive from the Company or any of its related entities, would (if paid or provided) constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), the amounts otherwise payable under this Award Agreement will be limited to the minimum extent necessary to ensure that no portion thereof will fail to be tax-deductible to the Company (or a related entity) by reason of Section 280G of the Code or result in an excise tax payable pursuant to Section 4999 of the Code. The determination of whether any payment or benefit would (if paid or provided) constitute an “excess parachute payment” will be made by the Committee.

10.	Plan Controls. The terms contained in the Plan are incorporated into and made a part of this Award Agreement and this Award Agreement shall be governed by and construed in accordance with the Plan. In the event of any conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan will control.

11.	Severability. If any one or more of the provisions contained in this Agreement is deemed to be invalid, illegal or unenforceable, the other provisions of this Agreement will be construed and enforced as if the invalid, illegal or unenforceable provision had never been included in this Agreement.

12.	Successors. This Award Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Award Agreement and the Plan.

13.	Clawback. This Award shall be subject to recoupment by the Company pursuant to the Company’s recoupment policy as in effect from time to time.

Performance-Based Restricted Stock Unit Award Agreement

EXHIBIT A

Performance Measures

Performance Measure	Threshold	Target	Stretch

PRSUs that vest upon attainment of Performance Measure

PRSUs that vest upon attainment of Performance Measure

*	Straight-line interpolation will apply to performance levels between the ones shown.

*	Cumulative Diluted Earnings Per Share (EPS) is defined as the sum of the diluted earnings per share over the Performance Period as reported annually in the Company’s financial statements included in its annual Form 10-K (or based on alternative information available to the Committee in the event of vesting pursuant to Section 5 hereof).

*	Average Return on Average Tangible Common Equity (ROATCE): is defined as the average of the return on average tangible common equity for each year of the Performance Period as reported in the Company’s financial statements included in its annual Form 10-K (or based on alternative information available to the Committee in the event of vesting pursuant to Section 5 hereof).

*	For each Performance Measure, should the Company fail to attain the Threshold goal, zero (0) PRSUs shall vest on the Vesting Date. The actual number of PRSUs that become vested shall be determined in the sole and absolute discretion of the Committee and may be adjusted by the Committee in its sole and absolute discretion based on such factors as the Committee determines to be appropriate and/or advisable.